SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------
                                    FORM 11-K
                        --------------------------------
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1997.


                                    OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ______________.

                         Commission File Number 1-4235.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             MERIT Plan of Benefits
                             M/A-COM Division
                             1011 Pawtucket Boulevard
                             Lowell, MA 01853-3295


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AMP Incorporated
                               470 Friendship Road
                         Harrisburg, Pennsylvania 17111


                            Includes an Exhibit Index



                           REQUIRED INFORMATION


     The MERIT Plan of Benefits (the "Plan") of the M/A-COM Division of AMP Incorporated is a plan that is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 1997 and December 31, 1996, and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 1997.

     The Plan financial statements have been examined by Arthur Andersen LLP. A currently dated and manually signed written consent of Arthur Andersen LLP with respect to the Plan financial statements that relate to the fiscal years ended December 31, 1997 and December 31, 1996, respectively, and the Plan financial statements themselves, have been incorporated by reference in a Registration Statement on Form S-8 under the Securities Act of 1933, as amended. This written consent of Arthur Andersen LLP is provided as Exhibit 2 to this annual report.


                                SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             MERIT Plan of Benefits (the "Plan")

                      M/A-COM Benefits Committee (Plan Administrator)

                                /s/   Russell Tremblay
Date: June 29, 1998        By:_______________________________
                                 Russell Tremblay
                                 Chairman
                                 Benefits Committee


                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION
-------        -----------

   1 Audited financial statements for MERIT Plan of Benefits

   2      Consent of Independent Public Accountants